Exhibit 99.1
UNDERWRITING AGREEMENT
December 1, 2008

Oncolytics Biotech Inc.
210-1167 Kensington Cr. N.W.
Calgary, Alberta
T2N 1X7

Attention:	Brad Thompson Chief Executive Officer
Dear Sirs:
     Bolder Investment Partners, Ltd. (the “Underwriter”) hereby offers to purchase from Oncolytics Biotech Inc. (the “Company”) up to 2,500,000 units of the Company (the “Units”) at a price of $1.50 per Unit (the “Offering Price”) for gross proceeds to the Company of up to $3,750,000. Each Unit shall consist of one common share (a “Unit Share”) and one common share purchase warrant (a “Unit Warrant”) of the Company. Each Unit Warrant shall be exercisable into one common share of the Company (a “Unit Warrant Share”) for a period of 36 months from the Closing Date (as defined in Section 4 below) at an exercise price of $1.80 per share, provided that, if, on any date (the “Accelerated Exercise Date”) the 10-day volume-weighted average trading price of the common shares of the Company (the “Common Shares”) on the Toronto Stock Exchange exceeds $2.50 per share, then, at the Company’s sole discretion and upon the Company sending the holders of the Unit Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Unit Warrants shall only be exercisable for a period of 30 days following the later of the date on which such written notice is sent to holders of Unit Warrants and the date on which such announcement is made by news release.
     The number of Units which the Underwriter shall be obligated to purchase and the Company obligated to sell at the Closing Time (as hereinafter defined), subject to the terms and conditions herein, shall be that number of Units (to a maximum of 2,500,000 (exclusive of Units purchasable pursuant to the Over-Allotment Option (as hereinafter defined)) specified in a written notice provided by the Underwriter to the Company prior to 3:00 p.m. (Calgary time) on the Business Day (meaning a day which is not a Saturday, a Sunday or a statutory or civic holiday in the City of Calgary) prior to the Closing Date.
     In addition, the Company hereby grants to the Underwriter an over-allotment option (the “Over-Allotment Option”), to purchase and offer for sale to the public pursuant to the terms and conditions contained herein up to an aggregate of 375,000 additional Units (the “Over-Allotment Units”), which Over-Allotment Option shall be exercisable in whole or in part by the Underwriter at the Offering Price by providing written notice to the Company of the exercise thereof by 3:00 p.m. (Calgary time) on the Business Day prior to the Closing Date
     The Units, together with the Over-Allotment Units, are collectively referred to herein as the “Offered Units”. The Units which the Underwriter is obligated to purchase hereunder as specified in the notice referred to above, together with any Over-Allotment Units, are collectively referred to herein as the “Purchased Units”. Reference herein to the Unit Shares, the Unit Warrants and the Unit Warrant Shares shall include reference to those Unit Shares, Unit Warrants and Unit Warrant Shares issuable upon exercise of the Over-Allotment Option, assuming exercise thereof, unless the context otherwise requires. The Unit Shares, the Unit Warrants, the Unit Warrant Shares, the Broker Warrants and the Broker Warrant Shares are collectively referred to herein as the “Offered Securities”. The offering of the Offered Securities is referred to herein as the “Offering”.
     The Company filed, on June 16, 2008, with the securities regulatory authorities (the “Canadian Securities Commissions”) in each of the provinces of British Columbia, Alberta, Manitoba and Ontario (the “Qualifying Provinces”) a short form base shelf prospectus (including the documents incorporated by reference therein, in the English Language, the “Canadian Shelf Prospectus”) in accordance with the procedures set out in National Instrument 44-102 qualifying the distribution of, inter alia, Common Shares and warrants to purchase Common Shares and was issued, on June 16, 2008, a receipt therefor by the Alberta Securities Commission (the “Reviewing Authority”) and the Ontario Securities Commission. Receipts therefor were deemed to have been issued by the securities regulatory authority in each of the provinces of British Columbia and Manitoba pursuant to Multilateral Instrument 11-102.
     The Company filed, on June 6, 2008, with the United States Securities and Exchange Commission (the “SEC”), in accordance with the provisions of the United States Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “1933 Act”), a registration statement (including documents incorporated by reference therein, as it has been amended on June 17, 2008 and may be further amended from time to time, the “Shelf Registration Statement”) on Form F-10, which includes a base shelf prospectus in substantially the form as the Canadian Shelf Prospectus, covering the sale of, inter alia, Common Shares and warrants to purchase Common Shares under the 1933 Act (the “U.S. Shelf Prospectus”), along with an appointment for agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).
     The obligation of the Underwriter to purchase any Offered Units shall, in addition to being subject to the other terms and conditions described herein, be conditional on the following steps having been taken within the time frames described below:
(a)	The Company shall file a prospectus supplement (the “Canadian Prospectus Supplement”) to the Canadian Shelf Prospectus, in form and substance satisfactory to the Underwriter, acting reasonably in accordance with the procedures set out in National Instrument 44-102 (the Canadian Shelf Prospectus, together with the Canadian Prospectus Supplement, and including the documents incorporated by reference therein, in the English language, as it may be amended from time to time, the “Canadian Supplemented Prospectus”), qualifying the distribution of, inter alia, the Offered Units and the Broker Warrants with the Reviewing Authority and the securities regulatory authorities in the Provinces of British Columbia, Manitoba, and Ontario (collectively, together with the Province of Alberta, the “Qualifying Provinces”) on December 1, 2008;

(b)	The Company shall file with the SEC, in form and substance satisfactory to the Underwriter, acting reasonably, and in accordance with the provisions of the 1933 Act, pursuant to General Instruction II.L of Form F-10, a supplement in substantially the form as the Canadian Prospectus Supplement (with such additions and deletions as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) to the U.S. Shelf Prospectus contained in the Shelf Registration Statement (including documents incorporated by reference therein) registering the offer and sale of the Offered Securities under the 1933 Act (the “U.S. Supplement”), as soon as possible after the filing of the Canadian Prospectus Supplement in Canada (the U.S. Shelf Prospectus, together with the U.S. Supplement, and including the documents incorporated by reference therein, in the English language, as it may be amended from time to time, the “U.S. Supplemented Prospectus”); and

(c)	The Company acknowledges and agrees that under no circumstances whatsoever shall the Underwriter be required to execute a certificate page or any other document in respect of the U.S. Supplement, the U.S. Shelf Prospectus or the Shelf Registration Statement or that may be required to be filed with the SEC or any securities regulatory authority other than the Canadian Securities Commissions.

(d)	The Company shall file with the Reviewing Authority as soon as possible a prospectus supplement (the “Canadian Warrant Prospectus Supplement”) to the Canadian Shelf Prospectus, in form and substance satisfactory to the Underwriter, acting reasonably, in accordance with the procedures set out in National Instrument 44-102 relating to the Unit Warrant Shares no later than on the Business Day prior to the Closing Date. Reference to the “Canadian Warrant Prospectus” herein shall mean the Canadian Shelf Prospectus together with the Canadian Warrant Prospectus Supplement as filed with the Reviewing Authority, including the documents incorporated by reference therein. The Company acknowledges and agrees that under no circumstances whatsoever shall the Underwriter be required to execute a certificate page in respect of the Canadian Warrant Prospectus Supplement or the Canadian Warrant Prospectus.

(e)	The Company shall file with the SEC as soon as possible, and in any event no later than four (4) Business Days following the date of this Agreement, pursuant to General Instruction II.L of Form F-10, a prospectus supplement to the Shelf Registration Statement (the “U.S. Warrant Supplement”), in form and substance satisfactory to the Underwriter, acting reasonably, providing for the registration of the Unit Warrant Shares under the 1933 Act, including the Canadian Warrant Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC). The U.S. Shelf Prospectus together with the U.S. Warrant Supplement, including all documents incorporated by reference, relating to the offering of the Unit Warrant Shares filed with the Commission is referred to herein as the “U.S. Warrant Prospectus.” The Company shall use its reasonable efforts to maintain the effectiveness of the U.S. Shelf Registration Statement or another shelf registration statement providing for the registration of the offering of the Unit Warrant Shares until the earlier of the expiration date of the Warrants and the date upon which all such Unit Warrants have been exercised. The Company acknowledges and agrees that under no circumstances whatsoever shall the Underwriter be required to execute a certificate page in respect of the U.S. Warrant Supplement or the U.S. Warrant Prospectus.
For greater certainty, the parties agree that if the Company fails to meet the deadlines specified above for any reason whatsoever, the Underwriter shall be entitled to exercise the termination rights provided for in Section 9 hereof.
     The Company shall pay to the Underwriter a fee (the “Underwriter’s Fee”) at the Closing Time equal to 8% of the aggregate gross proceeds of the Offering in consideration of the services to be rendered by the Underwriter in connection with the Offering. Such services shall include, without limitation: (i) acting as financial advisor to the Company in the preparation of documentation relating to the sale of the Offered Units; (ii) forming and managing banking, selling and other groups for the sale of the Offered Units; (iii) distributing the Offered Units to the public both directly and through other registered dealers and brokers; (iv) assisting the Company in connection with the preparation and finalization of the Canadian Prospectus Supplement; (v) performing administrative work in connection with these matters; and (vi) all other services arising out of the agreement resulting from the Company’s acceptance of this offer. In the event that Canada Revenue Agency determines that GST is exigible on the Underwriter’s Fee, the Company agrees to pay the amount of GST forthwith upon the request of the Underwriter. In addition, the Underwriter shall be issued, at the Closing Time, warrants, in form and substance acceptable to the Underwriter, acting reasonably, entitling the Underwriter to purchase that number of Common Shares equal to 10% of the number of Common Shares purchased on such date by the Underwriter as part of the Purchased Units (the “Broker Warrants”). Each Broker Warrant shall be exercisable into one Common Share (a “Broker Warrant Shares”) for a period of 36 months from the Closing Date at an exercise price of $1.80 per share, provided that, if the expiry date of the Unit Warrants shall have been accelerated as described above upon the occurrence of an Accelerated Exercise Date, then the expiry date of the Broker Warrants shall likewise be accelerated provided notice thereof shall have been given to the Underwriter at the time notice thereof is given to the holders of the Unit Warrants.
     In the event that the Company shall subdivide, consolidate, reclassify or otherwise exchange the Common Shares during the period in which the Over-Allotment Option and/or Unit Warrants and/or Broker Warrants are exercisable, the Company hereby agrees to make appropriate adjustments to the applicable exercise price of the Over-Allotment Option and/or Unit Warrants (pursuant to the terms of the Warrant Indenture (as hereinafter defined)) and/or Broker Warrants, as the case may be, and to the number of Units and/or Unit Warrant Shares and/or Broker Warrant Shares, as the case may be, issuable upon the exercise thereof, as applicable, such that the Underwriter shall be entitled to receive the same number and type of securities that it would have otherwise received had it exercised the Over-Allotment Option and/or Unit Warrants and/or Broker Warrants, as the case may be, prior to such occurrence. Reasonable notice shall be given to the Underwriter of such adjustment(s). In the event that the Underwriter shall disagree with the foregoing adjustment(s), the Company’s auditors, absent manifest error, at the Company’s expense, shall determine such adjustment(s) conclusively.

1. Representations and Warranties of the Company.
     The Company represents and warrants to and agrees with the Underwriter that:
(a)	The Company meets the general eligibility requirements for use of Form F-10 under the 1933 Act and is eligible to file a short form prospectus under National Instrument 44-101 of the Canadian Securities Administrators.

(b)	The Canadian Shelf Prospectus was prepared, and the Canadian Prospectus Supplement will be prepared, and filed in compliance in all material respects with the securities laws in each of the Qualifying Provinces, as applicable, and the respective rules and regulations under such laws, together with the published policy statements, blanket orders and notices of the Canadian Securities Commissions (the “Canadian Securities Laws”), as applicable, and, at the time of delivery of the Purchased Units to the Underwriter, the Canadian Supplemented Prospectus will comply in all material respects with the Canadian Securities Laws and the Company shall fulfill and comply with the necessary requirements of the Canadian Securities Laws in order to enable the Offered Units to be lawfully distributed in the Qualifying Provinces through the Underwriter or any other investment dealers or brokers registered as such in the Qualifying Provinces and acting in accordance with the terms of their registrations and the Canadian Securities Laws.

(c)	None of the Canadian Securities Commissions, the SEC, any stock exchange in Canada or the United States or any other regulatory authority or court has issued an order preventing or suspending the use or effectiveness, as the case may be, of the Canadian Shelf Prospectus, the Disclosure Package (as hereinafter defined), the U.S. Shelf Prospectus or the Shelf Registration Statement relating to the Offering or preventing the distribution of the Offered Units or the Broker Warrants or the exercise of the Unit Warrants or the Broker Warrants or instituted proceedings for any such purpose and no proceedings for any such purpose are pending or, to the knowledge of the Company, are contemplated by any of the aforementioned parties, and any request on the part of such parties for additional information from the Company has been complied with.

(d)	The Canadian Supplemented Prospectus shall, as of the date of the filing of the Canadian Prospectus Supplement, and, as of the Closing Date (i) constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Securities, (ii) contain no misrepresentation, as defined under Canadian Securities Laws, and (iii) not omit any information which is necessary to make the statements contained therein not misleading. The documents incorporated by reference in the Canadian Supplemented Prospectus, when filed with the Reviewing Authority, were prepared in accordance with the Canadian Securities Laws, and any further documents so filed and incorporated by reference in the Canadian Supplemented Prospectus prior to the termination of the distribution of the Offered Units, or any further amendment or supplement thereto, when such documents are filed with the Reviewing Authority, will be prepared in accordance with the Canadian Securities Laws.

(e)	The Shelf Registration Statement and the U.S. Supplemented Prospectus, as of the date of the filing of the U.S. Supplement, conforms or will conform, as the case may be, to the Canadian Supplemented Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. In addition, as of their respective dates, the Shelf Registration Statement, the Form F-X, and the U.S. Supplemented Prospectus, as amended or supplemented, if applicable, comply or will comply, as the case may be, in all material respects with the 1933 Act.

(f)	As of the date and time the Shelf Registration Statement was declared effective and on the date of the filing of each of the U.S. Supplement and the U.S. Warrant Supplement (the “Effective Time”), none of the Shelf Registration Statement, the U.S. Supplemented Prospectus or the U.S. Warrant Prospectus, or any amendment or supplement thereto, contains or shall contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(g)	As of the date and time immediately prior to the Effective Time (the “Applicable Time”), the U.S. Supplement, any “free writing prospectus” as defined in Rule 405 of the 1933 Act (a “Free Writing Prospectus”) and any “issuer free writing prospectus” as defined in Rule 433 of the 1933 Act (an “Issuer Free Writing Prospectus” and, together with any Free Writing Prospectus and the U.S. Supplemented Prospectus, the “Disclosure Package”), when taken together as a whole, will not, as of the Applicable Time, and on the Closing Date and on any settlement date, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(h)	Each Issuer Free Writing Prospectus will not include any information that conflicts with the information contained in the Shelf Registration Statement, the U.S. Supplemented Prospectus or the Canadian Supplemented Prospectus, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified.

(i)	At the time the U.S. Warrant Supplement is filed with the SEC: (i) the Canadian Warrant Prospectus will comply in all material respects with Canadian Securities Laws as interpreted and applied by the Alberta Securities Commission; (ii) the U.S. Warrant Prospectus will conform to the Canadian Warrant Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission; (iii) the U.S. Warrant Prospectus, and any amendments or supplements thereto will comply in all material aspects with the requirements of the 1933 Act; (iv) none of the U.S. Warrant Prospectus, or any amendment or supplement thereto will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (v) each of the U.S. Warrant Prospectus, the Canadian Warrant Prospectus, and any Supplementary Material (as defined in Section 7) or any amendment or supplement thereto will constitute full, true and plain disclosure of all material facts relating to the Company and the Unit Warrant Shares, and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The representations and warranties contained in paragraphs (d), (e), (f) and (g) above shall not apply to statements or omissions in the Canadian Supplemented Prospectus or the U.S. Supplemented Prospectus, that are made in reliance upon and in conformity with information furnished to the Company by the Underwriter expressly for use in the Canadian Supplemented Prospectus or the U.S. Supplemented Prospectus.

(j)	There are:
(i)	no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the Offering that have not been or will not be made publicly available as required, and there are no documents required to be filed with the Canadian Securities Commissions in connection with a Canadian Supplemented Prospectus that have not been filed (or that will not be filed prior to the Closing Date in accordance with Canadian Securities Laws) as required pursuant to Canadian Securities Laws and delivered to the Underwriter; and

(ii)	no contracts, documents or other materials required to be described or referred to in the Canadian Supplemented Prospectus or the U.S. Supplemented Prospectus or to be filed as exhibits to the Shelf Registration Statement that will not be described, referred to or filed as required and, in the case of those documents filed, delivered to the Underwriter.
(k)	The Company was not and is not an “ineligible issuer” as defined in Rule 405 of the 1933 Act (an “Ineligible Issuer”), without taking account of any determination by the SEC pursuant to Rule 405 of the 1933 Act that it is not necessary that the Company be considered an Ineligible Issuer (i) at the time of filing the Shelf Registration Statement, and (ii) as of the date and time this Agreement is executed and delivered by the parties hereto.

(l)	The Company is, and upon completion of the transactions described herein, and assuming the anticipated use of the proceeds thereof to be described in the Canadian Supplemented Prospectus, the Disclosure Package and the U.S. Supplemented Prospectus, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “1934 Act”).

(m)	The audited and unaudited financial statements of the Company that are included or incorporated by reference in the Shelf Registration Statement, the Canadian Supplemented Prospectus, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus and the U.S. Warrant Prospectus will present fairly in all material respects the financial position of the Company as of the dates indicated and the results of operations and the changes in financial position of the Company for the periods specified (subject, in the case of interim financial information, to year-end adjustments); and such financial statements have been (or will be) prepared in conformity with generally accepted accounting principles in Canada, consistently applied throughout the periods involved, and have been reconciled to generally accepted accounting principles in the United States in accordance with Item 18 of Form 20-F. The summary and selected financial data to be included or incorporated by reference in the Shelf Registration Statement, the Canadian Supplemented Prospectus, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus and the U.S. Warrant Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited and unaudited financial information included or incorporated by reference in the Shelf Registration Statement, the Canadian Supplemented Prospectus, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus and the U.S. Warrant Prospectus.

(n)	Except for Oncolytics Biotech (Barbados) Inc. (“Oncolytics Barbados”) and Oncolytics Biotech (U.S.) Inc. (collectively, the “Subsidiaries”), the Company does not own securities of any person and, for greater certainty, does not have any other subsidiaries. Oncolytics Biotech (U.S.) Inc. is an inactive subsidiary without any material assets or operations.

(o)	The Company does not, and the Subsidiaries do not, owe any material amount of money to, does not have any present loans to, has not borrowed any monies from, and is not otherwise indebted to any officer, director, employee, shareholder or any person not dealing “arm’s length” (as such term is defined in the Income Tax Act (Canada) (the “Tax Act”)) with the Company except as set forth in the audited financial statements of the Company to be included or incorporated by reference in the Shelf Registration Statement, the Canadian Supplemented Prospectus, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus and the U.S. Warrant Prospectus, and except for payroll obligations and other employee obligations in the normal course of business.

(p)	The Company does not, and the Subsidiaries do not, have any agreements of any nature whatsoever to acquire or merge with any entity, or to acquire or lease any other business operations.

(q)	Ernst & Young LLP, who have reported upon the audited financial statements of the Company included or incorporated by reference in the Shelf Registration Statement, the Canadian Supplemented Prospectus, Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus, and the U.S. Warrant Prospectus, are, and during the periods covered by its reports were, independent with respect to the Company within the meaning of the Business Corporations Act (Alberta) and applicable Canadian Securities Laws, and are independent as required by the 1933 Act and there has never been any reportable event (within the meaning of Canadian Securities Laws) with the present or any former auditor of the Company.

(r)	The Company and each of the Subsidiaries has been duly incorporated, is validly existing as a corporation in good standing under the Business Corporations Act (Alberta), or, in the case of the Subsidiaries, under the corporate legislation of their incorporation, has the corporate power and authority to own its property and to conduct its business as will be described in the Shelf Registration Statement, the Canadian Supplemented Prospectus, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus, and the U.S. Warrant Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and the Subsidiaries considered as a whole (a “Material Adverse Effect”).

(s)	The Company has not, and each of the Subsidiaries has not: committed an act of bankruptcy nor is insolvent, proposed a compromise or arrangement to its creditors generally, had a petition or a receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceedings with respect to a compromise or arrangement, taken any proceedings to have itself declared bankrupt or wound-up, taken any proceedings to have a receiver appointed for any of its property or had any execution or distress become enforceable or become levied upon any of its property.

(t)	The Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement, the certificates representing the Unit Warrants, the Warrant Indenture (as hereinafter defined) and the Broker Warrants (collectively, the “Transaction Documents”), and each Transaction Document has been or will at the Closing Time be duly authorized, executed and delivered by the Company.

(u)	The authorized capital of the Company conforms in all material respects to the description thereof to be contained in each Canadian Supplemented Prospectus, the Shelf Registration Statement, the Disclosure Package, and the U.S. Supplemented Prospectus.

(v)	Since December 31, 2007, other than in respect of material change reports filed on a confidential basis and in respect of which the material change so reported did not come to fruition or as described in the Company’s subsequently filed interim financial statements, and other than the internal reorganization involving the Company and Oncolytics Barbados as described in the Canadian Prospectus Supplement:
(i)	there has not been any material change (as defined in the Securities Act (Alberta)) in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and the Subsidiaries (taken as a whole) that has not been publicly disclosed;

(ii)	there has not been any material change in the capital stock or long-term debt of the Company that has not been publicly disclosed;

(iii)	there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Company and the Subsidiaries (taken as a whole) that has not been publicly disclosed; and

(iv)	the Company and each of the Subsidiaries has carried on its business in the ordinary course.
(w)	All Common Shares outstanding immediately prior to the issuance of the Unit Shares have been or will be duly authorized and are validly issued, fully paid and non-assessable.

(x)	There are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, Common Shares or any other class of shares of the Company, except, as of the date hereof, common share purchase options and common share purchase warrants to acquire 3,870,493 and 4,220,000, Common Shares, respectively. There are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from either of the Subsidiaries, or obligations of either of the Subsidiaries to issue, any securities, including, without limitation, common shares or any other class of shares.

(y)	The authorized capital of Oncolytics Barbados consists of an unlimited number of common shares, of which only 9,150,100 common shares are issued and outstanding. The Company is the sole registered and beneficial owner of such 9,150,100 common shares in the capital of Oncolytics Barbados free and clear of all liens, charges and encumbrances and any right of any other person or company to acquire such shares (other than the security interest in favour of CIBC (as defined below) as described in Section 1(rr)). All such shares have been duly authorized, issued and delivered to the Company and are fully paid and non-assessable.

(z)	The Unit Shares, the Unit Warrant Shares and the Broker Warrant Shares have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered in accordance with the terms of this Agreement, will be validly allotted and issued as fully paid and non-assessable shares of the Company.

(aa)	The execution and delivery of the Transaction Documents, the fulfillment of the terms thereof including, but not limited to, the issue, sale and delivery of the Unit Shares, the creation, issue and delivery of the Unit Warrants and the Broker Warrants, the issue and delivery of the Unit Warrant Shares and Broker Warrant Shares upon exercise of the Unit Warrants and Broker Warrants, respectively, and the grant of the Over-Allotment Option, do not and will not result in a breach of and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with, any of the terms, conditions or provisions of: (i) the constating documents of the Company; (ii) any laws of Alberta or the federal laws of Canada applicable therein; (iii) any provision of law binding on the Company; (iv) any agreement or other instrument binding upon the Company; or (v) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company.

(bb)	No approval, consent, authorization, order or license of, or qualification with any government, governmental body or agency or court of (i) any province of Canada; (ii) the federal government of Canada; (iii) the federal government of the United States; or (iv) the various states of the United States, or of any political subdivision of any thereof, is required to be obtained by the Company for the performance by the Company of its obligations under this Agreement, except such as have already been received or as may be required by the Toronto Stock Exchange (the “TSX”), the NASDAQ Capital Market (“NASDAQ”), the 1933 Act, the securities or “blue sky” laws of the various states of the United States and the Canadian Securities Laws in connection with the offer and sale of the Offered Units.

(cc)	There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the ownership of the Company or in the earnings, business or operations of the Company from that to be set forth in the Canadian Supplemented Prospectus, the Shelf Registration Statement, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus, and the U.S. Warrant Prospectus.

(dd)	Except as disclosed in the Canadian Supplemented Prospectus, the Shelf Registration Statement, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus, and the U.S. Warrant Prospectus, there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company) pending or threatened against or affecting the Company or any of the Subsidiaries or any of their properties at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal, or other governmental department, commission, board or agency, domestic or foreign, required to be disclosed therein.

(ee)	The Company is a “reporting issuer” in British Columbia, Alberta, Manitoba, Ontario and Quebec, and is not in default under Canadian Securities Laws and is in full compliance with the by-laws, rules and regulations of the TSX and NASDAQ.

(ff)	The common shares of the Company are listed and posted for trading on the TSX and NASDAQ under the stock symbols “ONC” and “ONCY”, respectively.

(gg)	To the knowledge of the Company, the Company is not and, after giving effect to the Offering and the application of the proceeds thereof described in the Canadian Supplemented Prospectus, the Shelf Registration Statement, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus, and the U.S. Warrant Prospectus, will not be required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(hh)	There are no “significant acquisitions” and “significant probable acquisitions” for which the Company is required, pursuant to applicable Canadian Securities Laws to include additional financial disclosure.

(ii)	To the knowledge of the Company, the Company and each of the Subsidiaries is in compliance with any and all applicable foreign, federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants.

(jj)	There are no restrictions upon or impediment to, the declaration or payment of dividends by the Company or Oncolytics Barbados in the constating documents of the Company or Oncolytics Barbados or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company or Oncolytics Barbados is a party or by which it is bound.

(kk)	The Company and each of the Subsidiaries has filed all federal, provincial, state, local and foreign tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith. None of Canada Revenue Agency or any foreign taxation authority has asserted or, to the best of the Company’s knowledge, threatened to assert any reassessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Company filed for any year which would have a Material Adverse Effect.

(ll)	The Company and Oncolytics Barbados currently hold in good standing all material permits, licenses, franchises and approvals of governmental authorities and agencies necessary for the present use, ownership and operation of its business (except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect), and no revocation or limitation of any such permit, license, franchise or approval is pending or, to the knowledge of the Company, threatened and the Company is not, and Oncolytics Barbados is not, in default or violation of any such permit, license, franchise or approval (except where such revocation, limitation, default or violation would not, individually or in the aggregate, have a Material Adverse Effect), and the authorization, issuance and delivery of the Offered Securities and the compliance by the Company with the terms of this Agreement do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, any of such permits, licenses, franchises and approvals. To the knowledge of the Company, there is no threatened or pending change in any law, rule or regulation referred to above that would, individually or in the aggregate, have a Material Adverse Effect.

(mm)	The Intellectual Property (as hereinafter defined) of the Company and Oncolytics Barbados including, without limitation, the Intellectual Property described or to be described in the Canadian Supplemented Prospectus and the U.S. Supplemented Prospectus as being owned or held by the Company or Oncolytics Barbados: (i) is validly owned by or licensed to the Company or Oncolytics Barbados; (ii) is not the subject of any oppositions, challenges or other litigation, pending or threatened; (iii) in the case of patents owned or held by the Company or Oncolytics Barbados, have been assigned to the Company or Oncolytics Barbados, and have been validly and effectively obtained by or on behalf of the Company or Oncolytics Barbados in all jurisdictions in which it is advisable, in the Company’s opinion, acting reasonably, to be registered; and (iv) in the case of trade-marks owned or held by the Company or Oncolytics Barbados, have been validly registered by or on behalf of the Company in all jurisdictions in which it is advisable, in the Company’s opinion, acting reasonably, to be registered. Furthermore, the Company and Oncolytics Barbados, and their products and services associated with the business of the Company and Oncolytics Biotech (Barbados) Inc, have not been the subject of any litigation or infringement action, pending or threatened, relating to the intellectual property of other parties.

“Intellectual Property” means, collectively, all intellectual property rights of whatsoever nature, kind or description including:
(i)	all trade-marks, service marks, trade-mark and service mark registrations, trade-mark and service mark applications, rights under registered user agreements, trade names and other trade-mark and service mark rights;

(ii)	all copyrights and applications therefor, including all computer software and rights related thereto;

(iii)	all Patent Rights (as hereinafter defined);

(iv)	all trade secrets and proprietary and confidential information;

(v)	all industrial designs, design patents, design applications, and registrations thereof and applications therefor;

(vi)	all renewals, modifications, developments and extensions of any of the items listed in clauses (i) through (v) above; and

(vii)	all patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures, and all licenses, agreements and other contracts and commitments relating to any of the foregoing.
“Patent Rights” means all patents and patent applications of the Company and Oncolytics Barbados and all other patents and patent applications issuing therefrom, claiming, relating to or associated with the business of the Company, Oncolytics Barbados or their respective products and all improvements thereto, including, all divisions, continuations, partial continuations, extensions, substitutions, confirmations, registrations, revalidations, additions or reissues of or to any of the patents or patent applications.

(nn)	The Company and Oncolytics Barbados (or parties under contractual obligation to the Company or Oncolytics Barbados) now hold or are now in the process of obtaining, and as of the Closing Date will hold or will be in the process of obtaining, all licenses, certificates, approvals and permits from all provincial, federal, state, United States, foreign and other regulatory authorities, including but not limited to the United States Food and Drug Administration (the “FDA”), Health Canada (“HC”), the United Kingdom Medicines and Healthcare Products Regulatory Agency (“MHRA”) and any foreign regulatory authorities performing functions similar to those performed by the FDA, HC and MHRA, that are material to the conduct of the business of the Company or Oncolytics Barbados (as such business is currently conducted), all of which are valid and in full force and effect (and there is no proceeding pending or, to the knowledge of the Company, threatened which may cause any such license, certificate, approval or permit to be withdrawn, cancelled, suspended or not renewed). The Company is not, and Oncolytics Barbados is not, in violation of any material law, order, rule, regulation, writ, injunction or decree of any court or governmental agency or body, applicable to the investigation of new drugs in humans and animals, including, but not limited to, those promulgated by the FDA, HC or MHRA.

(oo)	The clinical studies and tests (including, but without limitation the human and animal clinical trials) conducted by the Company or Oncolytics Barbados or in which the Company or Oncolytics Barbados has participated that are described in the publicly filed documents of the Company or will be described in the Canadian Supplemented Prospectus, the Shelf Registration Statement, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus, and the U.S. Warrant Prospectus or the results of which are referred to in the publicly filed documents of the Company or will be referred to in the Canadian Supplemented Prospectus, the Shelf Registration Statement, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus, and the U.S. Warrant Prospectus and such studies and test that were conducted on behalf of the Company or Oncolytics Barbados, were and, if still pending, are being conducted in all material respects (i) in accordance with the good clinical practice (“GCP”) and protocols, procedures and controls for such studies and tests of new medical devices or biologic products, as the case may be, and (ii) in accordance with all applicable laws, rules and regulations; the descriptions of the results of such studies and tests contained in the publicly filed documents of the Company and in, as and when filed, the Canadian Supplemented Prospectus, the Shelf Registration Statement, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus, and the U.S. Warrant Prospectus are accurate, complete and fair, and neither the Company nor Oncolytics Barbados has any knowledge of any other studies or tests, the results of which call into question the results described or referred to in such publicly filed documents of the Company and neither the Company nor Oncolytics Barbados has received any notices or correspondence from the FDA, HC, MHRA or any other governmental agency requiring the termination, suspension or modification of any studies or tests conducted by, or on behalf of, the Company or Oncolytics Barbados or in which the Company or Oncolytics Barbados has participated that are described in the publicly filed documents of the Company or the results of which are referred to in the publicly filed documents of the Company that would cause the Company to change the descriptions in such publicly filed documents of the Company.

(pp)	Each of the Company and Oncolytics Barbados is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not have a Material Adverse Effect, and has not and is not engaged in any unfair labour practice.

(qq)	Except as to be disclosed in the Canadian Supplemented Prospectus, the Shelf Registration Statement, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus, and the U.S. Warrant Prospectus:
(i)	Neither the Company nor Oncolytics Barbados is a party to any contract with any labour union or employee association or made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreement and, to the best of the knowledge of the Company, there are no current attempts to organize or establish any labour union or employee association, and there is no certification of any such union with regard to a bargaining unit; and

(ii)	no labor problem or dispute with the employees or former employees of the Company exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or Oncolytics Barbados’ principal suppliers, contractors or customers, that could reasonably be expected to have a Material Adverse Effect.
(rr)	Except as disclosed in the notes to the Company’s audited financial statements and except for a security interest in certain property of the Company granted to Canadian Imperial Bank of Commerce (“CIBC”) which security interest secures no more that a US$120,000 obligation by the Company to CIBC, each of the Company and Oncolytics Barbados has good title to the items of real and personal property which are to be referred to in the Canadian Supplemented Prospectus, the Shelf Registration Statement, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus, and the U.S. Warrant Prospectus as being owned by it, and has valid and enforceable leasehold interests in the items of real and personal property to be referred to in the Canadian Supplemented Prospectus, the Shelf Registration Statement, the Disclosure Package, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus, and the U.S. Warrant Prospectus as being leased by it, in each case free and clear of all liens, encumbrances, claims, security interests and defects, other than those which do not interfere with the use made or intended to be made of such property by the Company or do not and will not have a Material Adverse Effect.

(ss)	Neither the Company nor Oncolytics Barbados is (i) in violation of its charter documents or by-laws, or (ii) in default in the observance or performance of any term or obligation to be performed by it under any agreement, lease, contract, mortgage, loan agreement, note, indenture or other instrument or obligation to which the Company or Oncolytics Barbados is a party or by which the Company or Oncolytics Barbados or any of their respective properties is bound and which breach or default, individually or in the aggregate, if not cured or otherwise corrected within the respective period specified for such cure or correction, would have a Material Adverse Effect.

(tt)	Computershare Trust Company of Canada (“Computershare”), at its principal offices in the Canadian cities of Calgary and Toronto, has been duly appointed as the registrar and transfer agent in respect of the common shares of the Company.

(uu)	Prior to the filing of the Canadian Prospectus Supplement and the U.S. Supplement the Unit Shares and the Unit Warrant Shares will have been conditionally approved for listing on the TSX and the Company shall have filed all documents necessary to receive approval from the NASDAQ.

(vv)	The net proceeds of the Offering will be used by the Company as described in the Canadian Supplemented Prospectus.

(ww)	Each of the Company and Oncolytics Barbados is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the business in which it is engaged; all policies of insurance and fidelity or surety bonds insuring the Company or Oncolytics Barbados or their businesses, assets, employees, officers and directors are in full force and effect; each of the Company and Oncolytics Barbados is in compliance with the terms of such policies and instruments in all material respects; and, there are no claims by the Company or Oncolytics Barbados under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Neither the Company nor Oncolytics Barbados has not been refused any insurance coverage sought or applied for the Company and does not have any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(xx)	Each of the Company and Oncolytics Barbados maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company is not aware of any material weakness in their internal controls over financial reporting.

(yy)	The Company maintains “disclosure controls and procedures” (as such term is defined in Rule l3a-l5(e) under the 1934 Act) and the Company believes that such disclosure controls and procedures are effective.

(zz)	There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(aaa)	The minute books and corporate records of the Company and Oncolytics Barbados made available to Fraser Milner Casgrain LLP, Canadian counsel to the Underwriter in connection with its due diligence investigation of the Company for the period from its date of incorporation to the date of examination thereof are copies of the original minute books and records of the Company and Oncolytics Barbados and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Company and Oncolytics Barbados (other than minutes relating to the November 25, 2008 board of directors meeting and November 25, 2008 annual general meeting of shareholders, which have not been prepared, but particulars of which have been verbally given to the Underwriter or its counsel) and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Company and Oncolytics Barbados to the date of review of such corporate records and minute books not reflected in such minute books and other records, other than those which have been disclosed to the Underwriter or which are not material to the Company or Oncolytics Barbados.

(bbb)	The Company has not withheld from the Underwriter any facts relating to the Company or to the Offering that would be material to a prospective purchaser of the Offered Units.

(ccc)	All of the representations and warranties made by the Company in this Agreement will continue to be true and correct as of the Closing Time.
2.	Agreements to Sell and Purchase.

The Company hereby agrees to sell the Purchased Units to the Underwriter, and the Underwriter hereby agrees to purchase the Purchased Units from the Company, all on the terms and conditions described herein.

3.	Terms of Public Offering.

The Offered Units are to be offered to the public in the Qualifying Provinces only, either directly through the Underwriter or through members of a selling syndicate to be established by the Underwriter. The Underwriter will comply with the Canadian Securities Laws in connection with the offer and sale of the Offered Units.

4.	Closing, Payment and Delivery.

The closing of the Offering will be completed at the offices of Bennett Jones LLP, 4500 Bankers Hall East, 855 2nd Street SW, Calgary, Alberta T2P 4K7 on December 5, 2008 or such later date as the parties may mutually agree to in writing, but in any event no later than December 31, 2008 (the “Closing Date”), at 6:30 a.m. (Calgary time) (such time on the Closing Date is referred to herein as the “Closing Time”).

At the Closing Time, the Company shall deliver to the Underwriter against delivery to the Company by the Underwriter of the gross proceeds of the Offering:
(a)	certificates representing the Unit Shares and the Unit Warrants comprising the Purchased Units duly registered as the Underwriter shall have directed 48 hours prior to the Closing Time on the Closing Date;

(b)	payment of the Underwriter’s Fee, together with the Underwriter’s expenses and fees described in Section 7 hereof;

(c)	certificates representing the Broker Warrants, in form and substance satisfactory to the Underwriter, acting reasonably;

(d)	the requisite legal opinions and certificates and covenants as contemplated herein; and

(e)	such further documentation as may be contemplated herein or as counsel to the Underwriter or the applicable regulatory authorities may reasonably require.

Furthermore, the Company shall, prior to the Closing Time:

(f)	make all necessary arrangements for the exchange on the date of delivery of the certificate or certificates issued as aforesaid at the principal offices of Computershare in the City of Toronto for certificates representing such number of the Unit Shares registered in such names as shall be designated in writing by the Underwriter not less than 48 hours prior to the Closing Time. The Company shall pay all fees and expenses payable to Computershare in connection with the preparation, delivery, certification and exchange of the Unit Shares and the certificate therefor contemplated hereunder and the fees and expenses payable to Computershare in connection with the initial or additional transfers as may be required in the course of the distribution of the Unit Shares; and

(g)	enter into a warrant indenture (the “Warrant Indenture”) in form and substance satisfactory to the Underwriter, acting reasonably, with Computershare governing the issue and exercise of the Unit Warrants and pursuant to which the Company shall appoint Computershare as warrant agent with respect to the Unit Warrants.
5.	Conditions to the Underwriter’s Obligations.

The obligations of the Underwriter to purchase and pay for the Offered Units on the Closing Date are, in addition to the conditions described elsewhere in this Agreement, subject to the following further conditions (which are for the Underwriter’s benefit and may be waived by the Underwriter in writing):
(a)	The Shelf Registration Statement shall be effective and no stop order suspending the effectiveness of the Shelf Registration Statement or preventing or suspending the use of the U.S. Supplemented Prospectus, the U.S. Warrant Prospectus or any Free Writing Prospectus or Issuer Free Writing Prospectus shall have been issued under the 1933 Act and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Underwriter or the knowledge of the Company, shall be contemplated by the SEC. In addition, no order having the effect of ceasing or suspending the distribution of the Offered Units or the trading in the common shares of the Company or any other securities of the Company shall have been issued by any securities commission, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Company, shall be contemplated by any securities commission, securities regulatory authority or stock exchange in Canada or the United States. Any request on the part of any Canadian Securities Commission or the SEC for additional information from the Company shall have been complied with and the Company shall have complied with all filing requirements applicable to any Issuer Free Writing Prospectus used or referred to after the date hereof.

(b)	The Corporation shall have complied with its covenants and obligations herein in all material respects (except where such covenants are qualified by materiality, in which case the Corporation shall have complied with such covenants in all respects) and the representations and warranties of the Corporation set forth herein shall be true and correct in all material respects (except where such representations and warranties are qualified by materiality, in which case such representations and warranties shall be true and correct in all respects) and the Underwriter shall have received on the Closing Date a certificate, dated the Closing Date and signed by the Chief Executive Officer and Chief Financial Officer of the Company, in their capacity as such and not in their personal capacity, in a form satisfactory to the Underwriter and its counsel, acting reasonably, certifying, among other things, that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects (except where such representations and warranties are qualified by materiality, in which case such representations and warranties shall be true and correct in all respects) as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions in all material respects (except where such agreements are qualified by materiality, in which case the Corporation shall have complied with such agreements in all respects) on its part to be performed or satisfied hereunder on or before the Closing Date. The officers signing and delivering such certificate may rely upon the best of their knowledge.

(c)	The Underwriter shall have received on the Closing Date a favourable opinion of Bennett Jones LLP, Canadian counsel to the Company, dated the Closing Date, with respect to such matters as the Underwriter and its counsel may reasonably request, including those matters identified in Schedule “A” hereto. In giving such opinion, such counsel may rely, as to all matters governed by the laws of jurisdictions other than the laws of the Provinces of Alberta and Ontario and the federal laws of Canada applicable therein, upon opinions of local counsel, who shall be counsel satisfactory to counsel for the Underwriter, acting reasonably, in which case the opinion shall state that they believe that they and the Underwriter are justified in relying upon such opinion. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and certificates of public officials, provided that such certificates have been delivered to the Underwriter. The opinion letter referred to in this paragraph 5(c) shall be rendered to the Underwriter at the request of the Company and shall so state therein.

(d)	The Underwriter shall have received on the Closing Date a favourable opinion of Dorsey & Whitney LLP, special United States counsel for the Company, dated the

Closing Date, with respect to such matters as the Underwriter and its counsel may reasonably request, including those matters identified in Schedule “B” hereto. The opinion letter referred to in this paragraph 5(d) shall be rendered to the Underwriter at the request of the Company and shall so state therein.

(e)	The Underwriter shall have received on the Closing Date a favourable opinion of Harridyal — Sodha & Associates, Barbados counsel for the Company, dated the Closing Date, with respect to such matters as the Underwriter and its counsel may reasonably request, including those matters identified in “C” hereto. The opinion letter referred to in this paragraph 5(d) shall be rendered at the request of the Company and shall so state therein.

(f)	The Underwriter shall have received on the Closing Date an opinion, dated the Closing Date, of Fraser Milner Casgrain LLP, Canadian counsel for the Underwriter, dated the Closing Date, in form and substance satisfactory to the Underwriter, acting reasonably.

(g)	The Underwriter shall have received, on each of the date of the Canadian Prospectus Supplement and the Closing Date, a letter dated the date of the Canadian Prospectus Supplement and the Closing Date, as the case may be, in form and substance satisfactory to the Underwriter, acting reasonably, from Ernst & Young LLP, independent chartered accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial and statistical information included or incorporated by reference in the Canadian Supplemented Prospectus and the U.S. Supplemented Prospectus.

(h)	The Unit Shares, the Warrant Unit Shares and the Broker Warrant Shares shall have been approved for listing by NASDAQ subject only to official notice of issuance thereof, and shall have been conditionally approved for listing by the TSX, subject only to official notice of issuance thereof and customary post-closing filing requirements.

(i)	The Financial Industry Regulatory Authority, Inc. (“FINRA”) shall not have raised any objection with respect to the fairness or reasonableness of the underwriting, or other arrangements of the transactions, contemplated hereby.

(j)	On or before the Closing Date, the Underwriter and counsel for the Underwriter shall have received from the Company such further certificates, documents and other information as they may reasonably request.
6.	Further Covenants.

In further consideration of the agreements of the Underwriter herein contained, the Company covenants with the Underwriter as follows:
(a)	To not issue or announce the issuance of any equity securities or any securities convertible into, exchangeable for or exercisable to acquire equity securities of the Company without the prior consent of the Underwriter, such consent not to be unreasonably withheld or delayed, during a period commencing from the date of this Agreement and ending ninety (90) days from the Closing Date, other than pursuant to: (i) presently outstanding rights, or agreements, including options, warrants and other convertible securities and any rights which have been granted, issued or will be issued under the Offering, subject to any necessary regulatory approval; (ii) presently outstanding options granted to officers, directors, employees or consultants of the Company or any subsidiary thereof pursuant to the Company’s stock option plan as detailed in the Company’s most recent proxy information circular (the “Option Plan”); (iii) the Option Plan; (iv) arm’s length corporate alliances, partnerships, mergers or acquisitions; or (v) arrangement made or to be made with suppliers of goods or services to the Company to issue securities of the Company, including convertible debt securities, to such suppliers in lieu of monetary payment for goods or services received by the Company from such suppliers.

(b)	Until the Closing Time, to notify the Underwriter promptly, and confirm the notice in writing:
(i)	when any Issuer Free Writing Prospectus shall have first been used, when any post-effective amendment to the Shelf Registration shall have been filed with the SEC or shall have become effective, and when any supplement to the U.S. Supplemented Prospectus, the Canadian Supplemented Prospectus, the U.S. Warrant Prospectus or the Canadian Warrant Prospectus or any amended or amendments to the U.S. Supplemented Prospectus, the Canadian Supplemented Prospectus, the U.S. Warrant Prospectus or the Canadian Warrant Prospectus shall have been filed;

(ii)	of the receipt of any comments from the Canadian Securities Commissions or the SEC;

(iii)	of any request by any of the Canadian Securities Commissions to amend the Canadian Supplemented Prospectus or the Canadian Warrant Prospectus or for additional information or of any request by the SEC to amend the Shelf Registration Statement or to amend or supplement the U.S. Supplemented Prospectus or U.S. Warrant Prospectus or for additional information;

(iv)	of the issuance by the SEC of any stop order suspending the effectiveness of the Shelf Registration Statement or of any order preventing or suspending the use of any prospectus, or of the suspension of the qualification of the Offered Units for offering and sale in any jurisdiction, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any of such purposes; and

(v)	of the issuance by any of the Canadian Securities Commissions or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Offered Units or the trading in the common shares of the Company, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose.
The Company will use every reasonable commercial effort to prevent the issuance of any stop order, any order preventing or suspending the use of any prospectus or any order ceasing or suspending the distribution of the Offered Units or the trading in the common shares of the Company and, if any such order is issued, to obtain the revocation thereof at the earliest possible time.

(c)	Not to file or to make at any time any amendment to the Shelf Registration Statement, or to file or make any amendment or supplement to the Canadian Supplemented Prospectus, the U.S. Supplemented Prospectus, the Canadian Warrant Prospectus, or the U.S. Warrant Prospectus of which the Underwriter shall not have previously been advised and furnished a copy or to which the Underwriter shall have reasonably objected promptly after reasonable notice thereof; provided, however, that this provision shall not prohibit the Company from complying with its timely disclosure and other obligations under applicable securities legislation and the requirements of any relevant stock exchange arising out of any material change or change in material information.

(d)	To furnish to the Underwriter, without charge:
(i)	a signed copy of the Canadian Prospectus Supplement and the Canadian Warrant Prospectus and the Shelf Registration Statement (including all exhibits thereto, documents filed therewith (including photocopies of the Form F-X and Warrant Form F-X) and amendments thereof) and an additional conformed copy of the Shelf Registration Statement, the U.S. Supplemented Prospectus and the U.S. Warrant Prospectus (without exhibits thereto); and

(ii)	at any time beginning on the date hereof and ending at the end of the period described in Section 6(f) below, at the place or places which the Underwriter may reasonably request, the Underwriter’s reasonable requirements of the commercial copies of each Canadian Supplemented Prospectus. Such deliveries shall be made as soon as possible after the filing of such documents and, in any event, within one Business Day of such filing.
(e)	The Company agrees that it has not and will not make any offer relating to the Offered Units that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Company with the SEC or retained by the Company under Rule 433 of the 1933 Act.

(f)	If, at any time in the period after the time of the initial distribution of the Offered Units until the completion of the distribution of the Canadian Supplemented Prospectus to offerees of the Offered Units, any event shall occur or condition exist as a result of which it is necessary to amend the Disclosure Package, Shelf Registration Statement or supplement or amend the U.S. Supplemented Prospectus or the Canadian Supplemented Prospectus in order that the Disclosure Package, Shelf Registration Statement, U.S. Supplemented Prospectus or the Canadian Supplemented Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser (or in lieu thereof, the notice referred to in Rule 173 of the 1933 Act) or if, in the opinion of the Company, it is necessary to amend the Disclosure Package, Shelf Registration Statement or amend or supplement the Canadian Supplemented Prospectus or the U.S. Supplemented Prospectus to comply with the Canadian Securities Laws, the 1933 Act or the applicable rules and regulations thereunder, forthwith to prepare, file with the SEC or any Canadian Securities Commission and furnish to the Underwriter and to the dealers (whose names and addresses the Underwriter will furnish to the Company) to which Offered Units may have been sold by the Underwriter and to any other dealers upon request, either amendments or supplements to the U.S. Supplemented Prospectus or the Canadian Supplemented Prospectus (in the English language) (to be effected, if necessary, by the filing with the SEC of a post-effective amendment to the Shelf Registration Statement) so that the statements in the U.S. Supplemented Prospectus or any Canadian Supplemented Prospectus as so amended or supplemented will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Supplemented Prospectus or any Canadian Supplemented Prospectus is delivered to a purchaser, not misleading or so that the Disclosure Package, Shelf Registration Statement, the U.S. Supplemented Prospectus or each Canadian Supplemented Prospectus, as amended or supplemented, will comply with applicable law. The expense of complying with this Section 6(f) shall be borne by the Company in respect of any amendment or supplement required during the nine month period after the effectiveness of the Shelf Registration Statement or the date of the Canadian Prospectus Supplement, as the case may be. Concurrently with the delivery of an amendment or supplement to the Canadian Supplemented Prospectus to the Underwriter, the Company shall deliver to the Underwriter documents similar to those referred to in Section 5(g), in each case in respect of and dated the date of the amendment or supplement to the Canadian Supplemented Prospectus.

(g)	During the period when the U.S. Supplemented Prospectus is required to be delivered under the 1933 Act:
(i)	to file promptly all documents required to be filed by the Company with the SEC pursuant to Section 13 or 15(d) of 1934 Act subsequent to the time the Shelf Registration Statement becomes effective; and

(ii)	in the event that any document is filed with any Canadian Securities Commission or the SEC subsequent to the time the Shelf Registration Statement becomes effective that is deemed to be incorporated by reference in the Canadian Supplemented Prospectus, if required by the 1933 Act, to file such document as an exhibit to the Shelf Registration Statement by post-effective amendment or otherwise in accordance with the 1933 Act or the 1934 Act.
(h)	To comply to the best of its ability with the 1933 Act and the 1934 Act and the Canadian Securities Laws so as to permit the completion of the distribution of the Offered Units as contemplated in this Agreement and in the Canadian Supplemented Prospectus and in the U.S. Prospectus.

(i)	Not to issue any press release or other public announcement between the date hereof and the Closing Date without first consulting with the Underwriter.

(j)	In further consideration of the agreements of the Company herein contained, the Underwriter covenants with the Company as follows:
(i)	It will not offer or sell Offered Units in the United States or to, or for the account or benefit of, any person in the United States.

(ii)	It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus” as defined in Rule 405 under the 1933 Act (which term includes use of any written information furnished to the SEC by the Company and not incorporated by reference into the Shelf Registration Statement and any press release issued by the Company) other than (i) a free writing prospectus that contains no “issuer information” (as defined in Rule 433(h)(2) under the 1933 Act) that was not included (including through incorporation by Reference) in the U.S. Supplemented Prospectus as supplemented or amended at the Executive Time or a previously filed Free Writing Prospectus, or (ii) any Free Writing Prospectus approved by the Company in advance in writing.

(iii)	It will not distribute any free writing prospectus referred to in 6(j)(i)(ii) above in a manner reasonably designed to lead to its broad unrestricted dissemination.

(iv)	It will not, without the prior written consent of the Company, use any free writing prospectus (including any free writing prospectus that contains the final terms of the Offered Units); provided that the Company shall file any free writing prospectus that contains the final terms of the Offered Units with the SEC pursuant to Rule 433 of the 1933 Act.

(v)	It will, pursuant to reasonable procedures developed in good faith, retain copies of each free writing prospectus used or referred to by it, to the extent required by Rule 433 under the 1933 Act.

7.	Expenses.

The Company agrees to pay or cause to be paid:
(a)	whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, all expenses incident to the performance of the Company’s obligations under this Agreement, including: the fees, disbursements and expenses of the Company’s Canadian, United States and other counsel and the Company’s accountants in connection with the registration and delivery of the Offered Units under the 1933 Act and under the Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Shelf Registration Statement, the Form F-X, the U.S. Supplement, the U.S. Warrant Supplement, the Canadian Prospectus Supplement, the Canadian Warrant Prospectus, any Issuer Free Writing Prospectus and any amendments thereto (the “Supplementary Material”), including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriter and dealers;

(b)	whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the reasonable out-of-pocket expenses of the Underwriter incurred in connection with the Offering and the fees and disbursements of the Underwriter’s counsel, which fees shall be subject to a maximum of $50,000, exclusive of disbursements and applicable taxes;

(c)	all costs and expenses related to the transfer and delivery of the Offered Units to the Underwriter, including any transfer or other taxes payable thereon;

(d)	all fees and expenses in connection with the preparation and filing of the Shelf Registration Statement and all costs and expenses incident to listing the Unit Shares and the Unit Warrant Shares on the TSX and NASDAQ;

(e)	the cost of printing certificates representing the Offered Units;

(f)	the costs and charges of any transfer agent, registrar or depositary;

(g)	the costs and expenses of the Company in connection with the marketing of the Offering; and

(h)	all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section.
8.	Indemnity and Contribution.

The Company covenants and agrees to indemnify the Underwriter, each person, if any, who controls the Underwriter within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act and its respective directors, officers, employees and agents (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”), against all losses (other than a loss of profits or consequential damages), claims, damages, liabilities, costs or expenses caused or incurred by reason of:

(i)	any breach of or default under any representation, warranty, covenant or agreement of the Company contained herein or any other document or certificate to be delivered by the Company pursuant hereto or the failure of the Company to comply with any of its covenants or other obligations hereunder, or

(ii)	any statement or omission, other than a statement relating solely to, or provided solely by, the Underwriter, contained in the Canadian Supplemented Prospectus, the U.S. Supplemented Prospectus, the Shelf Registration Statement, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus, the Free Writing Prospectus or the Issuer Free Writing Prospectus (including any documents incorporated therein by reference) or in any Supplemental Material or additional or ancillary material, information, evidence, return, report, application, statement or document (collectively, the “Additional Material”) that has been filed by or on behalf of the Company under the Canadian Securities Laws or 1933 Act which at the time and in the light of the circumstances under which it was made or, in the case of an omission, not made contains or is alleged to contain or be a misrepresentation; or

(iii)	any order made or inquiry, investigation or proceeding commenced or threatened by any securities commission or other competent authority based upon any misrepresentation or alleged misrepresentation in the Canadian Supplemented Prospectus, the U.S. Supplemented Prospectus, the Shelf Registration Statement, the U.S. Warrant Prospectus, the Canadian Warrant Prospectus, the Free Writing Prospectus or the Issuer Free Writing Prospectus (or any document incorporated therein by reference) or any Additional Material, other than a statement relating solely to, or provided solely by, the Underwriter, which prevents or restricts the trading in the distribution to the public, as the case may be, of the Offered Units; or

(iv)	any non-compliance by the Company with any requirement of any Canadian Securities Laws, regulatory requirements (including any filing or notice in connection with any United States federal and state securities laws) or rules of any stock exchange or quotation system except as such non-compliance shall be as a result of the activities of the Underwriter, except to the extent such losses, claims, damages, liabilities, costs or expenses arose primarily from the negligence, wilful misconduct or fraudulent misrepresentation of an Indemnified Party.
To the extent that any Indemnified Party is not a party to this Agreement, the Underwriter shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party and the Company hereby consents to the enforcement by such non-signatory of its rights hereunder.

If any matter or thing contemplated by this Section shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Company as soon as possible of the nature of such claim and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to such Indemnified Party, acting reasonably, and that no admission of liability or settlement may be made by the Company or such Indemnified Party without the prior written consent of the other, acting reasonably.

In any such claim, such Indemnified Party shall have the right to retain other counsel to act on such Indemnified Party’s behalf provided that the fees and disbursements of such other counsel shall be paid by such Indemnified Party, unless: (i) the Company and such Indemnified Party mutually agree to retain other counsel; or (ii) such Indemnified Party reasonably believes that the representation of the Company and such Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred.

In the event that the indemnity provided for in this Section is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriter and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (except loss of profits or consequential damages) of the nature provided for above such that the Underwriter shall be responsible for that portion represented by the percentage that the portion of the Underwriter’s Fee payable by the Company to the Underwriter bears to the gross proceeds realized from the sale of the Offered Units whether or not the Underwriter has been sued together or separately and the Company shall be responsible for the balance, provided that, in no event, shall the Underwriter be responsible for any amount in excess of the portion of the Underwriter’s Fee actually received by it. In the event that the Company is held to be entitled to contribution from the Underwriter under the provisions of any statute or law, the Company shall be limited to contribution from the Underwriter in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses, liabilities, giving rise to such contribution for which each Underwriter is responsible, as determined above; and (b) the amount of the Underwriter’s Fee actually received by the Underwriter. Notwithstanding the foregoing, a person guilty of fraudulent misrepresentation or negligence or wilful misconduct shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section, notify such party or parties from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice shall have been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section. The right to contribution provided in this Section shall be in addition and not in derogation of any other right to contribution which the Underwriter may have by statute or otherwise by law. The failure by any Indemnified Party to give any notice as provided in this Section 8 shall not relieve the Company from any liability hereunder except to the extent the failure to give such notice materially prejudices the Company.

9.	Termination.
(a)	If the Company does not comply in all material respects with the conditions hereof, and such non-compliance does or would reasonably be expected to prevent, restrict or otherwise adversely affect the distribution of the Offered Units in accordance with the terms hereof or would reasonably be expected to impact adversely on the investment quality or marketability of the Offered Units in any of the jurisdictions in which the Offered Units may be sold under the terms hereof, the Underwriter may terminate its obligations hereunder by written notice to that effect given to the Company on or prior to the Closing Time and in such event the Underwriter’s obligations shall be at an end. It is understood that the Underwriter may waive in whole or in part non-compliance with any of the conditions contained herein or extend the time for compliance therewith without prejudice to such rights in respect of any other condition or conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriter only if the same is in writing.

(b)	If, prior to the Closing Time, there shall occur any material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Company (the “Condition of the Company”), or the Underwriter becomes aware of any undisclosed material adverse information relating to the Company or other adverse material development which, in the opinion of the Underwriter, acting reasonably, would have a material adverse effect on the market price of the Offered Units, then the Underwriter shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Time.

(c)	If after the date hereof and prior to the Closing Time, there shall occur any change in any applicable securities laws, rules, regulations or policies, or if any enquiry, action, suit, investigation or other proceeding, whether formal or informal, in relation to the Company or the distribution of the Offered Units should be instituted by any securities commission or similar regulatory authority, the TSX, NASDAQ or any other competent authority or any order under or pursuant to any laws or regulations of Canada or of any of the Qualifying Provinces or of the United States or of any of the states thereof or by any relevant stock exchanges or any other regulatory or governmental authority should be made or issued (except for any such order based upon the activities or the alleged activities of the Underwriter and not of the Company) which, in the reasonable opinion of the Underwriter, operates to prevent or restrict the trading or the distribution of the Offered Units, the Underwriter shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Time.

(d)	If at any time during the period commencing on the date hereof and ending at the Closing Time there is any event, accident, law or governmental regulation or other occurrence of national or international consequence which, in the reasonable opinion of the Underwriter, seriously adversely affects or would be expected to seriously adversely affect the financial markets in Canada, in the United States or internationally, or the business or operations of the Company, or the market price or value of the Company’s securities, or the ability of the Underwriter to perform its obligations under this Agreement or a prospective purchaser’s decision to purchase the Offered Units, the Underwriter shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Time.

(e)	If, after the date hereof and prior to the Closing Time, the state of the financial markets in Canada or elsewhere is such that, in the reasonable opinion of the Underwriter, the Offered Units cannot be marketed profitably or purchasers of a material amount of Offered Units withdraw from their purchase, the Underwriter shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Time.

(f)	Any termination by the Underwriter pursuant to the provisions hereof shall be effected by notice in writing delivered or delivered by facsimile to the Company at its address as herein set forth. The rights of termination contained in this Section are in addition to any other rights or remedies the Underwriter may have in respect of any default, misrepresentation, act or failure to act of the Company in respect of any matters contemplated by this Agreement. In the event of any such termination, there shall be no further liability on the part of the Company or the Underwriter except for any liability provided for in Sections 7 and 8 hereof.
10.	Counterparts.

This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

11.	Applicable Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and federal laws of Canada applicable therein. All parties hereby attorn to the exclusive jurisdiction of the courts of the Province of Alberta to settle all disputes which may arise hereunder or in connection herewith.

12.	Headings.

The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

13.	Notices.

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile, as follows:

if to the Company at:
Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Cr. N.W.
Calgary, Alberta
T2N 1X7

Attention: D.A. (Doug Ball), Chief Financial Officer
Facsimile No.:   (403) 283-0858
with a copy to:
Bennett Jones LLP
4500 Bankers Hall East 855 2nd Street SW
Calgary, Alberta
T2P 4K7

Attention:        Brent W. Kraus
Facsimile No.: (403) 265-7219
if to the Underwriter at:
Bolder Investment Partners, Ltd.
305, 407 — 8 Ave. S.W.
Calgary, Alberta
T2P 1E5

Attention:        Stephen Mullie
Facsimile No.: (403) 770-7020
with a copy to:
Fraser Milner Casgrain LLP
30th Floor, 237 — Fourth Avenue S.W.
Calgary, Alberta
T2P 4X7

Attention:        Dale Skinner
Facsimile No.: (403) 268-3100
and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or upon receipt of a facsimile transmission confirmation during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided above of any change of address or facsimile number.

14.	Time of Essence.

Time shall be of the essence in this Agreement.

15.	Representations, Warranties and Agreements Survive Closing.

The representations, warranties and agreements herein contained shall survive the purchase by the Underwriter of the Offered Units and shall continue in full force and effect unaffected by any subsequent disposition of the Offered Units.
[EXECUTION PAGE FOLLOWS]

     If this Agreement accurately reflects the terms of the transactions which Bolder and the Company are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below and returning by facsimile or electronic pdf to Bolder one copy and returning to Bolder by courier thereafter five originally executed copies of this Agreement.

BOLDER INVESTMENT PARTNERS, LTD.

By:	“Stephen Mullie”

	Name:	Stephen Mullie
	Title:	Partner

The foregoing is accepted and agreed to as of the date first above written.

ONCOLYTICS BIOTECH INC.

By:	“Bradley G. Thompson”

	Name:	Bradley G. Thompson
	Title:	Chief Executive Officer

SCHEDULE “A”
Opinion of Bennett Jones LLP
1.	The Company is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power and capacity to carry on its business as presently carried on and to own and lease its assets.

2.	The Company has all necessary corporate capacity and authority to enter into the Transaction Documents and perform its obligations thereunder, to create and issue the Over-Allotment Option and to issue and sell the Offered Securities.

3.	All necessary corporate action has been taken by the Company to authorize the execution and delivery by the Company of the Transaction Documents. The Transaction Documents have been duly executed and delivered by the Company and constitute legal, valid and binding obligations of the Company enforceable in accordance with their terms, subject to usual qualifications and exceptions.

4.	All necessary corporate action has been taken by the Company to validly authorize the issue, sale and delivery of the Unit Shares, the creation, issue and delivery of the Unit Warrants and the Broker Warrants, the issue and delivery of the Unit Warrant Shares and the Broker Warrant Shares upon exercise of the Unit Warrants and the Broker Warrants, respectively, and the grant of the Over-Allotment Option. The Unit Shares, and upon receiving the consideration for the issue thereof, the Unit Warrant Shares and the Broker Warrant Shares, have been or will be validly issued and outstanding as fully paid and non-assessable shares of the Company.

5.	The execution, delivery by the Company of the Transaction Documents and the performance of its obligations thereunder do not and will not contravene, breach or result in any default:
(i)	under the constating documents of the Company;

(ii)	the resolutions of the directors or shareholders of the Company; or

(iii)	to the knowledge of counsel, any material agreement or instrument binding upon the Company filed with Canadian Securities Administrators on the System for Electronic Document Analysis and Retrieval.
6.	The authorized share capital of the Company is as set forth in the Canadian Shelf Prospectus under the caption “Details of the Offering — Common Shares”.

7.	The Company is a reporting issuer in each of the Qualifying Provinces in which the concept of a reporting issuer exists and is not on the list of defaulting issuers maintained by the securities regulatory authorities in such Qualifying Provinces.

A-2

8.	All necessary documents have been filed and all necessary proceedings have been taken and all other legal and regulatory requirements have been fulfilled under the Canadian Securities Laws to qualify the issuance of the Offered Units to be offered and sold to the public in each of the Qualifying Provinces by or through registrants, investment dealers or brokers registered under the Canadian Securities Laws who have complied with the relevant provisions of such legislation, and no further consent, approval or authorization of any regulatory authority or other governmental body in the Qualifying Provinces is required in connection therewith.

9.	The statements set forth in Part II of the Shelf Registration Statement under the caption “Indemnification”, insofar as they purport to summarize certain provisions of the articles of the Company and of the Business Corporations Act (Alberta), are accurate in all material respects.

10.	The TSX has conditionally approved the listing and posting for trading of the Unit Shares, the Unit Warrant Shares and the Broker Warrant Shares subject to the Company fulfilling all of the requirements of the TSX.

11.	Upon delivery of a copy of the Canadian Supplemented Prospectus in accordance with the Canadian Securities Laws, the Unit Shares and Unit Warrants comprising the Offered Units will not be subject to any statutory hold period under the Canadian Securities Laws and no other documents will be required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations of regulatory authorities required to be obtained under the Canadian Securities Laws in connection with the first trade of the Unit Shares and Unit Warrants comprising the Offered Units or the Unit Warrant Shares upon due exercise of the Warrants by such purchaser through registrants registered under the Canadian Securities Laws who have complied with such applicable laws (unless such trade is a trade from a “control block” or its equivalent within the meaning ascribed to that term in the Canadian Securities Laws) and provided the Company is a reporting issuer at the time of the trade.

12.	The Canadian Shelf Prospectus and the Canadian Prospectus Supplement (excluding the financial statements and other financial data included or incorporated therein or omitted therefrom) complies as to form in all material respects to the requirements of the Canadian Securities Laws.

13.	The statements in the Canadian Prospectus Supplement under the heading “Canadian Federal Income Tax Considerations” is an accurate summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of Offered Units.

14.	The Offered Units are, at the date hereof, investments which are qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

A-3

15.	Computershare at its principal offices in the Cities of Calgary and Toronto has been duly appointed the transfer agent and registrar for the common shares of the Company.

16.	Such other matters as counsel to the Underwriter may reasonably require.

SCHEDULE “B”
Opinion of Dorsey & Whitney LLP
1.	The Unit Shares and the Unit Warrant Shares are duly listed, and admitted and authorized for trading, subject to official notice of issuance, on NASDAQ.

2.	To the knowledge of such counsel, there is no franchise, contract or other document of a character required to be filed as an exhibit to the Shelf Registration Statement that is not filed as required.

3.	The Shelf Registration Statement has become effective under the 1933 Act; the filing of the U.S. Supplement and the U.S. Warrant Supplement, and any amendments thereto, has been made in the manner and within the time periods required by Form F-10 and the applicable rules and regulations of the SEC; to the knowledge of such counsel, no stop order suspending the effectiveness of the Shelf Registration Statement or any notice that, would prevent its use has been issued, no proceedings for such purpose have been instituted or threatened, and the Shelf Registration Statement, the U.S. Supplemented Prospectus or the U.S. Warrant Prospectus (other than the financial statements and other financial and statistical information contained therein and the information derived from the reports of or attributed to persons named in the US. Supplemented Prospectus or the U.S. Warrant Prospectus under the heading “Interest of Experts”, as to which such counsel need express no opinion) and the Form F-X comply as to form in all material respects with the applicable requirements of the 1933 Act and the rules thereunder.

4.	The Company is not and, after giving effect to the Offering and the application of the proceeds thereof as described in the Disclosure Package, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended.

5.	No consent, approval, authorization, filing with or order of any U.S. court or governmental agency or body is required to be obtained by the Company for the performance of the Company’s obligations under this Agreement, except such as have been obtained under the 1933 Act in connection with the purchase and distribution of the Unit Shares, Unit Warrants and Unit Warrant Shares by the Underwriter in the manner contemplated in this Agreement and in the U.S. Supplemented Prospectus and the U.S. Warrant Prospectus and such other approvals as have been obtained.

6.	To the knowledge of counsel, no holders of securities of the Company have rights to the registration of such securities under the Shelf Registration Statement.
References to the U.S. Supplemented Prospectus and the U.S. Warrant Prospectus in this Schedule shall also include any supplements thereto at the Closing Date.

SCHEDULE “C”
Opinion of Barbados Counsel
1.	Oncolytics Barbados has been duly incorporated and is validly existing under the laws of Barbados, and has the corporate capacity and power and is duly qualified to conduct its business and to own its property under such laws.

2.	The authorized capital of the Company consist of an unlimited number of common shares, of which only 9,150,100 shares have been issued and all such shares have been duly issued as fully paid and non-assessable shares.

3.	9,150,100 shares of the Company have been duly issued to Oncolytics Biotech Inc. on [insert date] and Oncolytics Biotech Inc. is the sole registered owner of such shares.

4.	[attach a personal property search and report that no person has a registered lien, charge or encumbrance against such shares or the property of the Company]

5.	[state that counsel is not aware of an person holding a beneficial interest in such shares other that Oncolytics Biotech Inc.]